FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2004

Commission File Number 000-30224

CRYPTOLOGIC INC.
(Translation of registrant’s name into English)

1867 Yonge Street, 7th Floor Toronto, Ontario, Canada M4S 1Y5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC INC.

Date: December 7, 2004	Lewis N. Rose President and Chief Executive Officer

FOR IMMEDIATE RELEASE
ALL DOLLAR AMOUNTS IN US$
Symbol: TSX: CRY;  NASDAQ: CRYP; LSE: CRP

CRYPTOLOGIC APPOINTS NEW VICE PRESIDENT
OF POKER SOFTWARE DEVELOPMENT
 Andrew Goetsch brings extensive poker expertise to lead rapidly growing product area

December 7, 2004 (Toronto, ON) – CryptoLogic Inc., a leading software developer to the global Internet gaming market, announced today the appointment of Andrew Goetsch as Vice President of Poker Software Development. Goetsch’s extensive strategic planning and poker experience will help the company continue the development of its software product plans in this fastest-growing segment of the global Internet gaming market.

“The popularity of our poker technology continues to rise, and Andrew Goetsch will help CryptoLogic enhance its product strategy in this very dynamic market,” said Lewis Rose, CryptoLogic’s President and CEO. “As a smart business strategist, accomplished executive and serious poker player, Andrew will be a great asset to ensure CryptoLogic continues to hold a winning hand.”

Goetsch is an avid poker player who has had several final table appearances, and more than 200 “in the money” finishes in tournaments held both online and around the world, including the main event in this year’s World Series of Poker. His gaming knowledge extends to both the online poker room environment and consulting for various Internet gaming sites. As a senior executive with 18 years experience in strategic planning, technology, finance and mergers and acquisitions, Goetsch has increased sales and profits for consumer goods and manufacturing companies and negotiated more than a dozen acquisitions. He obtained his Certified Public Accountant while working at one of the big accounting firms.

Goetsch’s expertise and insights about online and land-based poker gaming and tournaments give him a strong background to lead CryptoLogic’s dedicated poker product team. His priorities include further development of the company’s successful Internet poker offering, particularly in expanding new game, table and bet type variations, optimizing satellite tournament functionality and enhancing customer support and back-office management capabilities.

“CryptoLogic is the global leader in Internet gaming software, and has very quickly attained a leading position in the amazing growth area of online poker,” Goetsch said. “I’m excited to join this talented team known for both integrity and innovation, and take their poker technology to new heights to offer even more excitement to licensees’ players all over the world.”

Internet poker is a key strategic focus for CryptoLogic, having grown rapidly to account for more than 20% of the company’s revenue in the first three quarters of 2004. CryptoLogic-developed software powers one of the top five highest revenue-generating poker rooms on the Internet, according to PokerPulse, an independent industry researcher. The company’s software has earned the confidence of many of the world’s top gaming brands.

Tel (416) 545-1455      Fax (416) 545-1454
1867 Yonge Street, 7th Floor, Toronto, Canada M4S 1Y5

About CryptoLogic® (www.cryptologic.com)
Focused on integrity and innovation, CryptoLogic Inc. is the world’s largest public online gaming software developer. The company’s technologies enable secure, high-speed financial transactions over the Internet. CryptoLogic continues to develop state-of-the-art Internet software applications for both the electronic commerce and Internet gaming industries. WagerLogic Limited, a subsidiary of CryptoLogic, licenses its gaming software and services to customers worldwide. For more information on WagerLogic®, visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (symbol: CRY), on the Nasdaq National Market (symbol: CRYP), and on the Main Market of the London Stock Exchange (symbol: CRP).

For more information, please contact: At CryptoLogic, (416) 545-1455 Nancy Chan-Palmateer, Director of Communications

At Argyle Rowland, (416) 968-7311 (North American media)
Daniel Tisch, ext. 223/ dtisch@argylerowland.com
Melissa Chang, ext. 239/ melissa@argylerowland.com

Financial Dynamics, + 44 20 7831 3113 (UK media)
Juliet Clarke, juliet.clarke@fd.com
Edward Bridges, edward.bridges@fd.com

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:
Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.